SPROTT ANNOUNCES THIRD QUARTER 2025 RESULTS
TORONTO, ON - November 5, 2025 - Sprott Inc. (NYSE/TSX: SII) (“Sprott” or the “Company”) today announced its financial results for the three and nine months ended September 30, 2025.
Management commentary
"Sprott’s Assets Under Management (“AUM”) were $49.1 billion as at September 30, 2025, up 23% from $40 billion as at June 30, 2025 and up 56% from $31.5 billion as at December 31, 2024," said Whitney George, Chief Executive Officer of Sprott. "During the quarter and on a year-to-date basis our AUM has benefited from market value appreciation across our product suite, driven by rising precious metals prices and strong performance in our managed equities segment. We also reported $1.1 billion in net sales during the quarter and $2.7 billion on a year-to-date basis, concentrated largely in our physical trusts. September was the best sales month in company history, with $879 million of inflows spread across 20 different investment strategies. Subsequent to quarter- end, as of October 31, 2025, net sales for the first ten months of the year were $3.5 billion."
"Earlier this year, we expanded our ETF offerings with the launch of three new ETFs that capitalize on the expertise of our investment team, including two active ETFs. We are very pleased with the reception these new strategies have received as they delivered strong performance while reaching key AUM thresholds more quickly than any of our prior ETF launches," continued Mr. George. "Since 2022, our ETF AUM has grown from less than $400 million to more than $4.5 billion."
"Given the strength of our financial results and our confidence in Sprott’s future, with our core positioning in precious metals and critical materials investments, our Board has declared a third quarter dividend of $0.40 per share, an increase of 33%," concluded Mr. George. “We also strengthened our executive team with the appointments of Ryan McIntyre as President and Kevin Hibbert and Arthur Einav as Co-Chief Operating Officers of Sprott.”

Key AUM highlights1
•AUM was $49.1 billion as at September 30, 2025, up 23% from $40 billion as at June 30, 2025 and up 56% from $31.5 billion as at December 31, 2024. On a three and nine months ended basis, we benefited from market value appreciation across our fund products and positive net inflows to our physical trusts.
Key revenue highlights
•Management fees were $50.7 million for the quarter, up 30% from $39 million for the quarter ended September 30, 2024 and $135.1 million on a year-to-date basis, up 19% from $113.9 million for the nine months ended September 30, 2024. Carried interest and performance fees were $1.8 million in the quarter, down 57% from $4.1 million for the quarter ended September 30, 2024 and $16.6 million on a year-to-date basis, up from $4.8 million for the nine months ended September 30, 2024. Net fees were $46.7 million for the quarter, up 20% from $38.9 million for the quarter ended September 30, 2024 and $135.6 million on a year-to-date basis, up 28% from $106.1 million for the nine months ended September 30, 2024. Our revenue performance in the quarter and on a year-to-date basis was due to a combination of higher average AUM on market value appreciation and inflows to our precious metals physical trusts, performance fees generated in our managed equities segment this quarter, and last quarter's carried interest earned in a legacy fixed-term exploration LP.
•Commission revenues were $3.8 million for the quarter, up from $0.5 million for the quarter ended September 30, 2024 and $5.8 million on a year-to-date basis, up 19% from $4.9 million for the nine months ended September 30, 2024. Net commissions were $1.7 million for the quarter, up from $0.2 million for the quarter ended September 30, 2024 and $2.6 million on a year-to-date basis, up 16% from $2.3 million for the nine months ended September 30, 2024. Commission revenue increased in the quarter and on a year-to-date basis, primarily due to higher ATM activity in our physical uranium trust.
•Finance income was $1.6 million for the quarter, largely flat from the quarter ended September 30, 2024 and $4.2 million on a year-to-date basis, down 44% from $7.5 million for the nine months ended September 30, 2024. Finance income was largely flat in the quarter and decreased on a year-to-date basis mainly due to last year's syndication activity in the first half of the year in our private strategies segment.
Key expense highlights
•Net compensation expense was $19 million for the quarter, up 13% from $16.7 million for the quarter ended September 30, 2024 and $54.3 million on a year-to-date basis, up 9% from $49.8 million for the nine months ended September 30, 2024. The increase in the quarter and on a year-to-date basis was primarily due to higher incentive compensation on increased net fee generation. Our net compensation ratio was 39% in the quarter (September 30, 2024 - 46%) and 42% on a year-to-date basis (September 30, 2024 - 45%).
Stock-based compensation expense was $22.4 million for the quarter, up $17.6 million from $4.8 million for the quarter ended September 30, 2024 and $47.2 million on a year-to-date basis, up $33.4 million from $13.8 million for the nine months ended September 30, 2024. The increase in the quarter and on a year-to-date basis was primarily due to a change in accounting requirements as we moved our employees to a new cash-settled stock-based compensation plan this year. Cash-settled stock plans require the use of mark-to-market and graded vest accounting under IFRS 2, which creates the dual impact of: (1) accelerating the amount of vesting that occurs each period and (2) adding market volatility to each vested amount, in our case, at a time when our stock has appreciated 20% in the quarter and 97% on a year-to-date basis. In contrast, last year, we had an equity-settled program that required each vest to be valued at the original grant date fair value on a constant basis over the entire amortization period. As at September 30, 2025, the total dollar amount of shares (net of tax) that management estimates will be paid on December 31, 2025 is 49% lower than the estimates noted above. The total number of shares management estimates will be paid on December 31, 2025 is 1.9% of the Company's total NYSE/TSX float.
•Selling, general, and administrative ("SG&A") expense was $4.5 million for the quarter, down 3% from $4.6 million for the quarter ended September 30, 2024 and $13.4 million on a year-to-date basis, down 3% from $13.8 million for the nine months ended September 30, 2024. The decrease in the quarter and on a year-to-date basis was primarily due to lower technology costs.
1 See “non-IFRS financial measures” section in this press release and schedule 2 and 3 of "Supplemental financial information"

Earnings summary
•Net income for the quarter was $13.2 million ($0.51 per share), up 4% from $12.7 million ($0.50 per share) for the quarter ended September 30, 2024 and was $38.6 million ($1.50 per share) on a year-to-date basis, up 3% from $37.6 million ($1.48 per share) for the nine months ended September 30, 2024. Our net income performance was primarily due to a change in accounting requirements brought on by our new cash-settled stock plan that took effect this year, largely offsetting much of the net income we otherwise generated on strong market value appreciation and inflows to our precious metals physical trusts and carried interest and performance fee crystallizations in our managed equities segment. Cash-settled stock plans like the one we implemented this year require the use of mark-to-market and graded vest accounting under IFRS 2, which creates the dual impact of: (1) accelerating the amount of vesting that occurs each period and (2) adding market volatility to each vested amount, in our case, at a time when our stock has appreciated 20% in the quarter and 97% on a year-to-date basis. In contrast, last year we had an equity-settled stock program that required each vest to be valued at the original grant date fair value on a constant basis over the entire amortization period.
•Adjusted EBITDA was $31.9 million ($1.24 per share) for the quarter, up 54% from $20.7 million ($0.81 per share) for the quarter ended September 30, 2024 and $79.3 million ($3.07 per share) on a year-to-date basis, up 26% from $62.8 million ($2.47 per share) for the nine months ended September 30, 2024. Adjusted EBITDA in the quarter and on a year-to-date basis benefited from higher average AUM on strong market value appreciation and inflows to our precious metals physical trusts.
Subsequent events
•Subsequent to quarter-end, as at October 31, 2025, AUM was $51 billion, up 4% from $49.1 billion as at September 30, 2025. Our performance subsequent to quarter-end was the result of $1.2 billion of market value appreciation, primarily in our precious metals physical trusts and $793 million in net inflows to our physical trusts.

•On November 4, 2025, the Sprott Board of Directors announced a quarterly dividend of $0.40 per share.

New Executive Appointments
Sprott also announced the following executive appointments:

•President
Ryan McIntyre, currently Senior Managing Partner, Sprott Inc. and Senior Portfolio Manager, Sprott Asset Management has been appointed President of Sprott Inc. in addition to his current role. Mr. McIntyre has over 20 years of experience in the natural resources sector. He joined Sprott in 2023 and was formerly President of Maverix Metals Inc.

•Co-Chief Operating Officers
Kevin Hibbert, Chief Financial Officer, Sprott Inc. and Arthur Einav, General Counsel, Sprott Inc. have been appointed co-Chief Operating Officers of Sprott Inc. in addition to their current roles. Mr. Hibbert joined Sprott in 2014 and Mr. Einav in 2010.

Normal Course Issuer Bid and Automatic Share Purchase Plan
Sprott also announced today that the Company’s has entered into an automatic share purchase plan (the “ASPP”) with its designated broker in connection with the Company’s previously announced normal course issuer bid (the "NCIB") that commenced on March 11, 2025 and expires on March 10, 2026. The ASPP allows for the purchase of common shares under the NCIB at times when Sprott normally would not be active in the market due to applicable regulatory restrictions or internal trading black-out periods. Before the commencement of any particular internal trading black-out period, Sprott may, but is not required to, instruct its designated broker to make purchases of the common shares under the NCIB during the ensuing black-out period in accordance with the terms of the ASPP. Such purchases will be determined by the broker in its sole discretion based on parameters established by the Company prior to commencement of the applicable black-out period in accordance with the terms of the ASPP and applicable Toronto Stock Exchange rules. Outside of these black-out periods, common shares will be purchasable by Sprott at its discretion under its NCIB. The ASPP is effective as of the date hereof and constitutes an “automatic securities purchase plan” under applicable Canadian securities laws. For more information regarding the NCIB please refer to the Company’s press releases dated March 6, 2024 and May 7, 2025.

Supplemental financial information
Please refer to the September 30, 2025 quarterly financial statements of the Company and the related management discussion and analysis filed earlier this morning for further details into the Company's financial position as at September 30, 2025 and the Company's financial performance for the three and nine months ended September 30, 2025.

Schedule 1 - AUM continuity

3 months results

(In millions $)	AUM Jun. 30, 2025	Net inflows (1)	Market value changes	Other net inflows (1)	AUM Sep. 30, 2025	Net management fee rate (2)

Exchange listed products
- Precious metals physical trusts and ETFs
- Physical Gold Trust	11,963	146	2,003	—	14,112	0.35%
- Physical Silver Trust	6,930	356	2,052	—	9,338	0.45%
- Physical Gold and Silver Trust	6,064	—	1,245	—	7,309	0.40%
- Precious Metals ETFs	691	196	329	—	1,216	0.32%
- Physical Platinum & Palladium Trust	353	76	56	—	485	0.50%
	26,001	774	5,685	—	32,460	0.39%

- Critical materials physical trusts and ETFs
- Physical Uranium Trust	5,436	329	250	—	6,015	0.31%
- Critical Materials ETFs	2,490	(111)	821	—	3,200	0.51%
- Physical Copper Trust	102	—	2	—	104	0.33%
	8,028	218	1,073	—	9,319	0.37%

Total exchange listed products	34,029	992	6,758	—	41,779	0.39%

Managed equities (3)	3,883	63	1,271	(46)	5,171	0.81%

Private strategies	2,129	8	1	—	2,138	0.84%

Total AUM (4)	40,041	1,063	8,030	(46)	49,088	0.46%

9 months results

(In millions $)	AUM Dec. 31, 2024	Net inflows (1)	Market value changes	Other net inflows (1)	AUM Sep. 30, 2025	Net management fee rate (2)

Exchange listed products
- Precious metals physical trusts and ETFs
- Physical Gold Trust	8,608	1,238	4,266	—	14,112	0.35%
- Physical Silver Trust	5,227	749	3,362	—	9,338	0.45%
- Physical Gold and Silver Trust	5,013	(188)	2,484	—	7,309	0.40%
- Precious Metals ETFs	354	309	551	2	1,216	0.32%
- Physical Platinum & Palladium Trust	168	194	123	—	485	0.50%
	19,370	2,302	10,786	2	32,460	0.39%

- Critical materials physical trusts and ETFs
- Physical Uranium Trust	4,862	562	591	—	6,015	0.31%
- Critical Materials ETFs	2,020	(16)	1,196	—	3,200	0.51%
- Physical Copper Trust	90	(1)	15	—	104	0.33%
	6,972	545	1,802	—	9,319	0.37%

Total exchange listed products	26,342	2,847	12,588	2	41,779	0.39%

Managed equities (3)	2,873	9	2,362	(73)	5,171	0.81%

Private strategies	2,320	(190)	8	—	2,138	0.84%

Total AUM (4)	31,535	2,666	14,958	(71)	49,088	0.46%
(1) See "Net inflows" and "Other net inflows" in the key performance indicators and non-IFRS and other financial measures section of the MD&A.
(2) Net management fee rate represents the weighted average fees for all funds in the category, net of fund expenses.
(3) Managed equities is made up of primarily precious metal strategies (56%), high net worth managed accounts (38%) and U.S. value strategies (6%).
(4) No performance fees are earned on exchange listed products. Certain managed equities products earn either performance fees based on returns above relevant benchmarks or earn carried interest calculated as a predetermined net profit over a preferred return. Private strategies LPs primarily earn carried interest calculated as a predetermined net profit over a preferred return.

Schedule 2 - Summary financial information

(In thousands $)	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023
Management fees	50,710	44,446	39,989	41,441	38,968	38,325	36,603	34,485
Fund expense recoveries	(386)	(327)	(279)	(280)	(275)	(260)	(231)	(241)
Fund expenses	(2,778)	(2,699)	(2,464)	(2,708)	(2,385)	(2,657)	(2,234)	(2,200)
Direct payouts	(1,871)	(1,709)	(1,602)	(1,561)	(1,483)	(1,408)	(1,461)	(1,283)
Carried interest and performance fees	1,757	14,807	—	2,511	4,110	698	—	503
Carried interest and performance fee payouts	(690)	(1,298)	—	(830)	—	(251)	—	(222)
Net fees	46,742	53,220	35,644	38,573	38,935	34,447	32,677	31,042

Commissions	3,816	1,725	286	819	498	3,332	1,047	1,331
Commission expense - internal	(329)	(180)	(52)	(146)	(147)	(380)	(217)	(161)
Commission expense - external	(1,801)	(779)	(47)	(290)	(103)	(1,443)	(312)	(441)
Net commissions	1,686	766	187	383	248	1,509	518	729

Finance income	1,583	1,213	1,402	1,441	1,574	4,084	1,810	1,391
Co-investment income	234	280	151	296	418	416	274	170
Less: Carried interest and performance fees (net of payouts)	(1,067)	(13,509)	—	(1,681)	(4,110)	(447)	—	(281)
Total net revenues (1)	49,178	41,970	37,384	39,012	37,065	40,009	35,279	33,051
Add: Carried interest and performance fees (net of payouts)	1,067	13,509	—	1,681	4,110	447	—	281
Gain (loss) on investments	7,012	2,703	1,534	(3,889)	937	1,133	1,809	2,808
Fund expenses (2)	4,579	3,478	2,511	2,998	2,488	4,100	2,546	2,641
Direct payouts (3)	2,890	3,187	1,654	2,537	1,630	2,039	1,678	1,666
Fund expense recoveries	386	327	279	280	275	260	231	241
Total revenues	65,112	65,174	43,362	42,619	46,505	47,988	41,543	40,688

Compensation	38,550	33,825	19,597	19,672	18,547	19,225	17,955	17,096
Direct payouts (3)	(2,890)	(3,187)	(1,654)	(2,537)	(1,630)	(2,039)	(1,678)	(1,666)
Severance, new hire accruals and other	(111)	(32)	(52)	(166)	(58)	—	—	(179)
Impact of market value fluctuation and graded vesting amortization on cash-settled equity plans (4)	(16,598)	(12,758)	(412)	71	(114)	(252)	(155)	(157)
Net compensation	18,951	17,848	17,479	17,040	16,745	16,934	16,122	15,094
Net compensation ratio	39%	43%	47%	44%	46%	44%	47%	47%

Fund expenses (2)	4,579	3,478	2,511	2,998	2,488	4,100	2,546	2,641
Direct payouts (3)	2,890	3,187	1,654	2,537	1,630	2,039	1,678	1,666
Severance, new hire accruals and other	111	32	52	166	58	—	—	179
Impact of market value fluctuation and graded vesting amortization on cash-settled equity plans (4)	16,598	12,758	412	(71)	114	252	155	157
Selling, general, and administrative ("SG&A")	4,473	4,825	4,127	4,949	4,612	5,040	4,173	3,963
Interest expense	261	286	280	613	933	715	830	844
Depreciation and amortization	647	637	541	600	502	568	551	658
Foreign exchange (gain) loss	(666)	3,263	554	(2,706)	1,028	122	168	1,295
Other (income) and expenses	—	—	—	—	—	(580)	—	3,368
Total expenses	47,844	46,314	27,610	26,126	28,110	29,190	26,223	29,865
Net income	13,159	13,501	11,957	11,680	12,697	13,360	11,557	9,664
Net income per share	0.51	0.52	0.46	0.46	0.50	0.53	0.45	0.38
Adjusted EBITDA (5)	31,916	25,453	21,901	22,362	20,675	22,375	19,751	18,759
Adjusted EBITDA per share	1.24	0.99	0.85	0.88	0.81	0.88	0.78	0.75
Total assets	466,169	439,429	386,131	388,798	412,477	406,265	389,784	378,835
Total liabilities	121,441	93,955	59,986	65,150	82,198	90,442	82,365	73,130

Total AUM	49,088,162	40,040,822	35,076,761	31,535,062	33,439,221	31,053,136	29,369,191	28,737,742
Average AUM	42,346,242	37,580,867	33,265,327	33,401,157	31,788,412	31,378,343	29,035,667	27,014,109
(1) Prior period net revenues include the following revenues from non-reportable segments: Q4 2024 - $406; Q3 2024 - $497; Q2 2024 - $650; Q1 2024 - $465; and Q4 2023 - $749.
(2) Includes fund expenses and commission expense - external. Together, these amounts are included in "Fund expenses" on the income statement.
(3) Includes direct payouts, internal carried interest and performance fee payouts and commission payouts - internal. Together, these amounts are included in "Compensation" on the income statement.
(4) The increase in the quarter and on a year-to-date basis was primarily due to the Company transitioning its employees, effective January 1, 2025, to a "cash-settled" stock-based compensation plan. This required mark-to-market accounting under IFRS 2 which led to market value fluctuations that were driven by NYSE:SII being up 20% in the quarter and 97% on a year-to-date basis. The balance also includes the effect of the new program's requirement to use graded vesting amortization.
(5) Effective Q1 2025, we changed the name of one of our key non-IFRS measures: "adjusted base EBITDA" to "adjusted EBITDA". This was made to simplify wording and there was no impact to its calculation.

Schedule 3 - EBITDA reconciliation

	3 months ended		9 months ended

(In thousands $)	Sep. 30, 2025	Sep. 30, 2024	Sep. 30, 2025	Sep. 30, 2024
Net income for the period	13,159	12,697	38,617	37,614
Net income margin (1)	20%	27%	22%	28%
Adjustments:
Interest expense	261	933	827	2,478
Provision for income taxes	4,109	5,698	13,263	14,899
Depreciation and amortization	647	502	1,825	1,621
EBITDA	18,176	19,830	54,532	56,612
Adjustments:
(Gain) loss on investments (2)	(7,012)	(937)	(11,249)	(3,879)
Stock-based compensation (3)	22,374	4,806	47,217	13,829
Foreign exchange (gain) loss	(666)	1,028	3,151	1,318
Severance, new hire accruals and other	111	58	195	58
Revaluation of contingent consideration	—	—	—	(580)
Carried interest and performance fees	(1,757)	(4,110)	(16,564)	(4,808)
Carried interest and performance fee payouts (4)	690	—	1,988	251
Adjusted EBITDA (5)	31,916	20,675	79,270	62,801
Adjusted EBITDA margin (6)	65%	58%	62%	58%
(1) Calculated as IFRS net income divided by IFRS total revenue.
(2) This adjustment removes the income effects of gains or losses on short-term investments, co-investments, and private holdings to ensure the reporting objectives of our adjusted EBITDA metric are met.
(3) The increase in the quarter and on a year-to-date basis was primarily due to the Company transitioning its employees, effective January 1, 2025, to a "cash-settled" stock-based compensation plan. This required mark-to-market accounting under IFRS 2 which led to market value fluctuations that were driven by NYSE:SII being up 20% in the quarter and 97% on a year-to-date basis. The balance also includes the effect of the new program's requirement to use graded vesting amortization.
(4) Includes both internal and external carried interest and performance fee payouts.
(5) Effective Q1 2025, we changed the name of one of our key non-IFRS measures: "adjusted base EBITDA" to "adjusted EBITDA". This was made to simplify wording and there was no impact to its calculation.
(6) Prior period adjusted EBITDA margin excludes adjusted EBITDA from non-reportable segments of ($359) for the three months ended September 30, 2024 and ($1,094) for the nine months ended September 30, 2024.

Conference Call and Webcast

A webcast will be held today, November 5, 2025 at 10:00 am ET to discuss the Company's financial results.

To listen to the webcast, please register at: https://onlinexperiences.com/Launch/QReg/ShowUUID=E9FF6EEE-B800-4358-AEC2-0DD3C0890C1E

This press release includes financial terms (including AUM, net commissions, net fees, expenses, adjusted EBITDA, adjusted EBITDA margin and net compensation) that the Company utilizes to assess the financial performance of its business that are not measures recognized under International Financial Reporting Standards (“IFRS”). These non-IFRS measures should not be considered alternatives to performance measures determined in accordance with IFRS and may not be comparable to similar measures presented by other issuers. Non-IFRS financial measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Our key performance indicators and non-IFRS and other financial measures are discussed below. For quantitative reconciliations of non-IFRS financial measures to their most directly comparable IFRS financial measures please see schedule 2 and schedule 3 of the "Supplemental financial information" section of this press release.
Net fees
Net fees are calculated as: (1) total management fees net of fund expense recoveries, fund expenses and direct payouts and (2) carried interest and performance fees, net of their related payouts. Net fees is a key revenue indicator as it represents revenue contributions after directly associated costs in managing our AUM.
Net commissions
Net commissions are calculated as total commissions, net of commission expenses. Net commissions primarily arise from the purchase and sale of critical materials in our exchange listed products segment.
Net revenues
Net revenues are calculated as the total of: (1) net fees, excluding carried interest and performance fees, net of their related payouts; (2) net commissions; (3) finance income; and (4) co-investment income.
Net compensation & net compensation ratio
Net compensation is calculated as total compensation expense before: (1) commission expenses paid to employees; (2) direct payouts to employees; (3) carried interest and performance fee payouts to employees; (4) severance and new hire accruals; and (5) impact of market value fluctuations and graded vesting amortization on cash-settled equity plans. Net compensation ratio is calculated as net compensation divided by net revenues.

EBITDA, adjusted EBITDA and adjusted EBITDA margin
Effective in the first quarter of the year, we changed the name of one of our key non-IFRS measures: “adjusted base EBITDA” to “adjusted EBITDA”. The change was made to simplify wording and there was no impact to the underlying calculation.
EBITDA in its most basic form is defined as earnings before interest expense, income taxes, depreciation and amortization. EBITDA (or adjustments thereto) is a measure commonly used in the investment industry by management, investors and investment analysts in understanding and comparing results by factoring out the impact of different financing methods, capital structures, amortization techniques and income tax rates between companies in the same industry. While other companies, investors or investment analysts may not utilize the same method of calculating EBITDA (or adjustments thereto), the Company believes its adjusted EBITDA metric results in a better comparison of the Company's underlying operations against its peers and a better indicator of recurring results from operations as compared to other non-IFRS financial measures. Adjusted EBITDA margins are a key indicator of a company’s profitability on a per dollar of revenue basis, and as such, is commonly used in the financial services sector by analysts, investors and management.

Forward Looking Statements

Certain statements in this press release contain forward-looking information and forward-looking statements (collectively referred to herein as the "Forward-Looking Statements") within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify Forward-Looking Statements. In particular, but without limiting the forgoing, this press release contains Forward-Looking Statements pertaining to: (i) our positioning will benefit from a highly constructive operating environment for precious metals, critical materials and their related equities; and (ii) the declaration, payment and designation of dividends and confidence that our business will support the dividend level without impacting our ability to fund future growth initiatives.

Although Sprott ("the Company") believes that the Forward-Looking Statements are reasonable, they are not guarantees of future results, performance or achievements. A number of factors or assumptions have been used to develop the Forward-Looking Statements, including: (i) the impact of increasing competition in each business in which the Company operates will not be material; (ii) quality management will be available; (iii) the effects of regulation and tax laws of governmental agencies will be consistent with the current environment; (iv) the impact of public health outbreaks; and (v) those assumptions disclosed under the heading "Critical Accounting Estimates and significant judgments" in the Company’s MD&A for the period ended September 30, 2025. Actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements should assumptions underlying the Forward-Looking Statements prove incorrect or should one or more risks or other factors materialize, including: (i) difficult market conditions; (ii) poor investment performance; (iii) failure to continue to retain and attract quality staff; (iv) employee errors or misconduct resulting in regulatory sanctions or reputational harm; (v) performance fee fluctuations; (vi) a business segment or another counterparty failing to pay its financial obligation; (vii) failure of the Company to meet its demand for cash or fund obligations as they come due; (viii) changes in the investment management industry; (ix) failure to implement effective information security policies, procedures and capabilities; (x) lack of investment opportunities; (xi) risks related to regulatory compliance; (xii) failure to manage risks appropriately; (xiii) failure to deal appropriately with conflicts of interest; (xiv) competitive pressures; (xv) corporate growth which may be difficult to sustain and may place significant demands on existing administrative, operational and financial resources; (xvi) failure to comply with privacy laws; (xvii) failure to successfully implement succession planning; (xviii) foreign exchange ("FX") risk relating to the relative value of the U.S. dollar; (xix) litigation risk; (xx) failure to develop effective business resiliency plans; (xxi) failure to obtain or maintain sufficient insurance coverage on favorable economic terms; (xxii) historical financial information being not necessarily indicative of future performance; (xxiii) the market price of common shares of the Company may fluctuate widely and rapidly; (xxiv) risks relating to the Company’s investment products; (xxv) risks relating to the Company's proprietary investments; (xxvi) risks relating to the Company's private strategies business; (xxvii) those risks described under the heading "Risk Factors" in the Company’s annual information form dated February 25, 2025; and (xxviii) those risks described under the headings "Managing Financial Risks" and "Managing Non-Financial Risks" in the Company’s MD&A for the period ended September 30, 2025. In addition, the payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Company will be at the discretion of the Board of Directors of the Company and will be established on the basis of the Company’s earnings, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors. The Forward-Looking Statements speak only as of the date hereof, unless otherwise specifically noted, and the Company does not assume any obligation to publicly update any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

About Sprott

Sprott is a global asset manager focused on precious metals and critical materials investments. We are specialists. We believe our in-depth knowledge, experience and relationships separate us from the generalists. Our investment strategies include Exchange Listed Products, Managed Equities and Private Strategies. Sprott has offices in Toronto, New York, Connecticut and California and the Company’s common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol (SII). For more information, please visit www.sprott.com.

Investor contact information:
Glen Williams
Senior Managing Partner
Investor and Institutional Client Relations
(416) 943-4394
gwilliams@sprott.com